UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2025

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Chief Executive Officer Appointment dated 10 July 2025, prepared by WPP plc.

For Immediate Release	10 July 2025

WPP plc ("WPP" or the "Company")
Chief Executive Officer Appointment

WPP plc (LSE/NYSE: WPP) today announces that Cindy Rose has been appointed as Chief Executive Officer (CEO) of the Company, effective 1 September 2025. Cindy succeeds Mark Read who will step down as CEO on the same date. Mark will continue to work with Cindy to support the transition until the end of the year.

Cindy has extensive experience as a leader in the technology, telecommunications, media, entertainment and creative industries gained at world-leading brands.

She has spent the last nine years in senior leadership positions at Microsoft where she is currently Chief Operating Officer, Global Enterprise. In this role she helps the world's largest companies use digital technology and AI to drive business transformation.

Before being appointed to her current Microsoft role in March 2023, Cindy was President of Microsoft Western Europe and CEO of Microsoft UK. Other previous roles include Managing Director of the UK consumer business at Vodafone and Executive Director of Digital Entertainment and Media Sales at Virgin Media. She also spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group, EMEA.

Cindy has been a Non-Executive Director on the WPP Board since 2019. She is a graduate of Columbia University and New York Law School, and an Advisory Board Member at Imperial College Business School in London and McLaren Racing.

Cindy has British and American citizenship and will be based in both London and New York. She was awarded an OBE in the 2019 New Year Honours in recognition of her services to UK technology.

Philip Jansen, Chair of WPP, said:

"Cindy is an outstanding and inspirational business leader with extensive experience at some of the world's most recognised companies and a track record of growing large-scale businesses. She has led multi-billion-dollar operations across the UK, EMEA and globally, built enduring client relationships and delivered growth in both enterprise and consumer environments.

"Cindy has supported the digital transformation of large enterprises around the world - including embracing AI to create new customer experiences, business models and revenue streams. Her expertise in this landscape will be hugely valuable to WPP as the industry navigates fundamental changes and macroeconomic uncertainty. Cindy's appointment follows a thorough selection process that considered both internal and external candidates. As an existing Board member she understands our business and the needs of our clients, and we look forward to working with her in her new role as CEO.

"As he hands over to Cindy, I would like to reiterate my sincere thanks to Mark for his tireless commitment during more than 30 years with WPP and in particular the progress he has made to modernise, simplify and transform the company over the last seven years as CEO. On behalf of the Board and the company as a whole I wish him all the very best for the future."

Cindy Rose said:

"WPP is a company I know and love - not only from my six years on the Board but as a client and partner for many years before that - and I couldn't be happier or more excited to be appointed as CEO. I began my career in the creative industries and this feels like coming home.

"There are so many opportunities ahead for WPP. We have and continue to build market-leading AI capabilities, alongside an unrivalled reputation for creative excellence and a preeminent client list. WPP has the most brilliant, talented, creative people and I can't wait to write the company's next chapter together.

"I am grateful to Mark for his many contributions to the business over the years and I look forward to working together to ensure a smooth handover."

Mark Read said:

"Having worked closely with Cindy for the last six years, I am delighted to see her appointed as CEO of WPP. From her time on the Board, she has real insight into our business and knows many of our clients, people and partners around the world.

"She brings deep experience of technology and AI and its transformational impact on business, and has successfully run large global organisations with talent at their core. After seven years as CEO, I know that I am leaving WPP in excellent hands."

For further information:

Investors and analysts
Thomas Singlehurst, CFA	+44 7876 431 922
Anthony Hamilton	+44 7464 532 903
Melissa Fung	+44 7392 280 178
irteam@wpp.com
wpp.com/investors

Media
Chris Wade	+44 20 7282 4600
Burson Buchanan:
Richard Oldworth	+44 7710 130 634 / +44 20 7466 5000
Chris Lane	+44 7899 793 612 / +44 20 7466 5000
press@wpp.com

Notes to editors
This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014. The person responsible for arranging the release of this announcement on behalf of WPP is Balbir Kelly-Bisla, Company Secretary.

Remuneration

Cindy Rose's remuneration arrangements
Cindy will receive an annual salary of £1,250,000. She will also be eligible for short- term and long-term incentive plan awards in accordance with the Directors' Compensation Policy ("the Policy") approved by shareholders at the AGM in 2023. She will receive benefits and pension in accordance with the Policy. Cindy will also receive buy-out awards in respect of outstanding incentives she will forfeit on leaving her former company. These will be structured in line with the Policy. Further details will be set out in the 2025 Compensation Committee Report.

Cindy's contract of employment will be available for inspection at the Company's registered office and on WPP's website, wpp.com, in due course.

Mark Read's remuneration arrangements
Mark Read will be treated in accordance with WPP's shareholder approved Directors' Compensation Policy. Details of his compensation on leaving will be disclosed on the Company's website in due course in compliance with Section 430(2B) of the Companies Act 2006, and full details will also be disclosed in the Compensation Committee Report for the relevant year.

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 10 July 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary